UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 24, 2013
Commission File Number 001-15244
CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains information on Credit Suisse Group AG and consists of the Credit Suisse Financial Release 1Q13, which is attached as an exhibit to this Form 6-K and all of which, except the sections entitled “Dear shareholders”, “Investor information” and “Financial calendar and contacts”, is incorporated herein by reference. On or about May 7, 2013, Credit Suisse Group AG will publish and file with the US Securities and Exchange Commission (SEC) the Financial Report 1Q13, which will include additional disclosures on (i) fair value of financial instruments, (ii) loans, allowance for loan losses and credit quality, (iii) derivatives and hedging activities, (iv) investment securities, (v) guarantees and commitments, (vi) assets pledged or assigned, (vii) transfers of financial assets and variable interest entities, (viii) tax, (ix) offsetting of financial assets and financial liabilities, (x) accumulated other comprehensive income, and (xi) long-term debt.
Unless the context otherwise requires, references herein to “Credit Suisse Group”, “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
References herein to “CHF” are to Swiss francs.
This report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).
The Credit Suisse Financial Release 1Q13 contains information for the three months ended March 31, 2013. The Group's independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the three months ended March 31, 2013 and the Group has not finalized its Financial Report for the period. Accordingly, such financial information is subject to completion of quarter-end procedures which may result in changes to that information.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s annual report on Form 20-F for the year ended December 31, 2012, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Exhibits
No. Description

99.1 Credit Suisse Financial Release 1Q13

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG

(Registrant)

Date: April 24, 2013

By:

/s/ Brady W. Dougan

Brady W. Dougan

Chief Executive Officer

By:

/s/ David R. Mathers

David R. Mathers

Chief Financial Officer